Harvest Natural Resources, Inc.

1177 Enclave Parkway, Suite 300

Houston, Texas 77077

(281) 899-5700

December 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form S-3 (File No. 333-207191)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Harvest Natural Resources, Inc. (the “Company”) hereby requests withdrawal of the Registration Statement on Form S-3, File No. 333-207191, and any amendments and exhibits thereto (the “Registration Statement”), with such withdrawal to be effective as of the date hereof, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477. The Registration Statement was never declared effective and no securities were ever sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or comments, please call me at (281) 899-5700.

Sincerely, HARVEST NATURAL RESOURCES, INC.

/s/ Keith L. Head
Name: Keith L. Head
Title: Vice President & General Counsel